SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                 Schedule 14D-9
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                Amendment No. 5


                               Pierre Foods, Inc.
                        --------------------------------
                            (Name of Subject Company)


                               Pierre Foods, Inc.
                        --------------------------------
                       (Name of Persons Filing Statement)


                           Common Stock, No Par Value
                        --------------------------------
                         (Title of Class of Securities)


                                   720830 10 8
                          ----------------------------
                      (CUSIP Number of Class of Securities)


                                Pamela M. Witters
                            Chief Financial Officer,
                             Secretary and Treasurer
                               Pierre Foods, Inc.
                               9990 Princeton Road
                             Cincinnati, Ohio 45246
                                 (513) 874-8741
                          -----------------------------
                 (Name, address and telephone numbers of person
                 authorized to receive notice and communications
                   on behalf of the persons filing statement)


                                    Copy to:

                             Patrick Daugherty, Esq.
                                 Foley & Lardner
                            150 West Jefferson Avenue
                                   Suite 1000
                             Detroit, Michigan 48226
                                 (313) 963-6200



|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Schedule 14D-9, Amendment No. 5, is being filed to report the following:

         On December 12, 2001, CIBC World Markets Corp., as financial adviser to the Ad Hoc Committee (the "Ad Hoc Committee") of holders (the "Noteholders") of the 10-3/4% Senior Notes Due 2006 (the "Notes") of Pierre Foods, Inc. (the "Company"), delivered to the Special Committee of the Board of Directors of the Company (the "Special Committee") a counterproposal contemplating a restructuring of the Notes. In exchange for cancellation of the Notes, the counterproposal required, among other things, delivery to the Noteholders of a new issue of $86.25 million aggregate principal amount of the Company's senior secured notes plus 60% of the Company's outstanding common stock.

         The Special Committee evaluated this counterproposal at a meeting held later that day. Addressing the meeting at the directors' request, David R. Clark reiterated that PF Management, which presently owns approximately 63% of the Company's outstanding common stock, would oppose any restructuring that required it to abandon its controlling position in the stock. The Special Committee weighed the advice of its financial and legal advisers and, after considering the merits of the counterproposal, rejected it. Seeing no promise in recent discussions with representatives of the Ad Hoc Committee, the Special Committee also determined to discontinue negotiations at this time.

         The next day, William E. Simon & Sons, LLC ("Simon") signed an agreement with PF Management, Inc. ("PF Management") pursuant to which Simon became a consultant to PF Management. The Company guaranteed PF Management's obligations under this agreement. Simon agreed to counsel and assist PF Management as PF Management endeavors to consummate its acquisition of the entire equity interest in the Company (the "MBO"). Simon withdrew its pending joint offer, submitted with Triton Partners on July 18, 2001, to purchase all outstanding shares of the Company's common stock for $2.50 per share, in reliance on PF Management's representation that it will offer to increase the price payable for the stock in the MBO to $2.50 per share. Simon also agreed to counsel PF Management regarding possible restructurings of PF Management and the Company.

         PF Management has not yet submitted its enhanced MBO offer to the Special Committee, but an offer is expected soon. The Company intends to announce promptly the Special Committee's resolution of the matter.




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